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                                                                     EXHIBIT 102

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                12TH AUGUST 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Current depth 937m (3,074ft).

                              Current operation is reaming to bottom at 898m (2,946ft) prior to drilling ahead to sandstone targets. Logging equipment is being mobilised to evaluate open hole and cased hole zones. Planning extended well testing of limestone sections drilled at depths 664-756m and 758-810m, to commence after drilling and logging.

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000